UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the earnings release of Seadrill Limited (the "Company"), announcing the Company's results for the three months ended March 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED (Registrant)
Dated: June 9, 2014
	By:	/s/ Georgina Sousa
Georgina Sousa Secretary

EXHIBIT 99.1

Seadrill Limited (SDRL) - First quarter 2014 results

Highlights
•
From the effect of January 2, 2014, the financial results of Seadrill Partners LLC has been deconsolidated from the financial results of Seadrill.  All figures presented in this report reflect deconsolidation unless otherwise stated.  Please refer to note 4 for a more detailed description.

•	Seadrill reports first quarter 2014 EBITDA* of US$624 million excluding the gain on sale for the West Auriga
•	Seadrill reports pro forma consolidated EBITDA of US$788 million
•	Seadrill reports first quarter 2014 net income of US$3,094 million and earnings per share of $6.54
•	Seadrill increases the ordinary quarterly cash dividend by 2 cents to US$1.00 per share
•	Orderbacklog of US$18.8 billion on a consolidated basis
•	North Atlantic Drilling completes private placement of US$600 million unsecured bond issue maturing 2019
•	North Atlantic Drilling completes its initial public offering of 13,513,514 common shares and began trading on January 29, 2014 on the New York Stock Exchange under the symbol "NADL".
•	Seadrill Partners completes US$1.8 billion Term Loan B and US$100 million senior secured revolving loan
•	Seadrill completes placement of SEK 1.5 billion unsecured bond issue
•	Seadrill executes contracts for four Jack-up units with Pemex in Mexico and establishes SeaMex, a 50/50 Joint Venture with Fintech Advisory Inc.
•	Seadrill sells part of the ultra-deepwater drillship West Auriga to Seadrill Partners for US$1.24 billion, financed with a US$416 million equity offering and related party loans

Subsequent events
•
Seadrill secures contracts for the jack-up units West Tucana, West Telesto, West Ariel, and West Prospero and extends contract for the West Mischief.  The total revenue potential for the new contracts is approximately US$433 million.

•
Seadrill sells 230 million shares of SapuraKencana raising approximately US$300 million in proceeds.  Seadrill continues to own approximately 490 million shares, representing an approximate 8% ownership stake in SapuraKencana.

•	North Atlantic Drilling announces extensive Investment and Co-operation Agreement with Rosneft to partner in the Russian market.

* EBITDA is defined as earnings before interest, depreciation and amortization equal to operating profit plus depreciation and amortization.

Financial information

First quarter 2014 results
Revenues for the first quarter of 2014 were US$1,221 million compared to $1,469 million in the fourth quarter of 2014.  The decrease is primarily due to the deconsolidation of the Seadrill Partners and downtime on the West Alpha, West Phoenix, West Pegasus, and West Polaris.  Offsetting these items was the inclusion of the West Auriga, West Tellus, West Vela, West Castor, and West Telesto for a full quarter.  On a consolidated basis revenues for the first quarter were US$1,436 million.

Operating profit for the quarter was US$890 million compared to US$568 million in the preceding quarter. The increase is primarily a result of the gain on sale for the West Auriga and new rigs entering service.  On a consolidated basis operating profit for the quarter was US$574 million.

Net financial and other items for the quarter showed a gain of US$2,239 million compared to a loss of US$286 million in the previous quarter. The gain is primarily related to the gain recognized with the deconsolidation of Seadrill Partners, income received from Seadrill Partners of US$39 million and from Archer of US$5 million.

Income taxes for the first quarter were US$35 million, an increase of US$34 million from the previous quarter.

Net income for the quarter was US$3,094 million representing basic and diluted earnings per share of $6.54 and $6.23, respectively.

Balance sheet
As of March 31, 2014, total assets were US$27,491 million, an increase of US$1,191 million compared to December 31, 2013.

Total current assets increased to US$4,031 million from US$2,834 million over the course of the quarter, primarily driven by an increase in related party receivables and marketable securities resulting from the deconsolidation of Seadrill Partners.

Total non-current assets decreased to US$23,460 million from US$23,466 million primarily due to changes related to the deconsolidation of Seadrill Partners in investment in associated companies, non-current related party receivables, drilling units, and newbuilds.

Total current liabilities increased to US$4,394 million from US$3,825 million largely due to an increase in short-term debt to related party.

Long-term interest bearing debt decreased to US$10,728 million from US$11,900 million over the course of the quarter and total net interest bearing debt decreased to US$12,449 million from US$13,874 million.  The decrease is primarily due to the deconsolidation of Seadrill Partners.

Total equity increased to US$10,673 million from US$8,202 million as of March 31, 2014, primarily driven by net income for the quarter and proceeds from Seadrill Partners and NADL equity offerings, offset by a mark-to-market loss on our SapuraKencana and Seadrill Partner investments, and by dividends paid.

Cash flow
As of March 31, 2014, cash and cash equivalents were US$912 million, an increase of US$168 million compared to the previous quarter.

Net cash from operating activities for the three month period ended March 31, 2014 was US$656 and net cash used in investing activities for the same period was US$968 million.  Net cash provided by financing activities was US$1,456 million.

Outstanding shares
As of March 31, 2014 common shares outstanding in Seadrill Limited totaled 469,115,743 adjusted for our holding of 135,190 treasury shares.  Additionally, we had stock options for 3.4 million shares outstanding under various share incentive programs for management, of which approximately 1.3 million are vested and exercisable.  The Company currently holds a TRS agreement with exposure to 4.2 million shares in Seadrill which matures on June 3, 2014, with a weighted average strike price of NOK 218.3296 per share.

Operations
Offshore drilling units
During the first quarter, Seadrill had 17 floaters and 24 jack-up rigs in operation in Northern Europe, US Gulf of Mexico, Mexico, South America, Canada, West Africa, Middle East and Southeast Asia.  Additionally Seadrill manages 9 Seadrill Partners rigs comprised of 6 floaters and 3 tender rigs.  Seadrill also manages 3 tender rigs owned by SapuraKencana.

The Board is disappointed with the operational uptime in the first quarter.  Our floaters (drillships and semi-submersible rigs) achieved an economic utilization rate of 91% in the first quarter compared to 94% in the fourth quarter.  The main issues affecting our first quarter performance were related to a BOP trip on West Pegasus, upgrade work on the West Alpha and other operational issues on the West Phoenix.  The remaining rigs in Seadrill Limited ran with a utilization of 95%

The economic utilization on a pro forma consolidated basis was 88% and was negatively impacted by the West Aquarius which had an uptime of 33% due to mooring equipment failures.

Average economic utilization was 97% for our jack-up rigs in the first quarter compared to 97% in the preceding quarter.

Table 1.0 Contract status offshore drilling units

Unit	Current client	Area of location	Contract start	Contract expiry

Semi-submersible rigs
West Alpha **	ExxonMobil	Norway, Russia	Jan-14	Jul-16
West Venture **	Statoil	Norway	Aug-10	Jul-15
West Phoenix **	Total	UK	Jan-12	Oct-15
West Hercules **	Statoil	Faroe Islands	Jan-13	Jan-17
West Eminence	Petrobras	Brazil	Jul-09	Jul-15
West Taurus	Petrobras	Brazil	Feb-09	Feb-15
West Orion	Petrobras	Brazil	Jul-10	Jul-16
West Pegasus	PEMEX	Mexico	Aug-13	Aug-16
West Eclipse	Total	Angola	Jan-13	Jan-15
West Mira (NB*)	Husky	South Korea - Hyundai Shipyard	Jun-15	Jun-20
West Rigel (NB*) **		Singapore - Jurong Shipyard
Sevan Driller ****	Petrobas	Brazil	May-10	May-16
Sevan Brasil ****	Petrobas	Brazil	Jul-12	Jul-18
Sevan Louisiana ****	LLOG	USA	May-14	Jan-17
Sevan Developer (NB*) ****		China - COSCO Shipyard

Drillships
West Navigator **	Shell - Centrica Enegi NUF	Norway	Jan-13	Dec-14
West Polaris	ExxonMobil	Angola	Mar-13	Mar-18
West Gemini	Total	Angola	Oct-13	Oct-17
West Vela	BP	USA	Nov-13	Nov-20
West Tellus	Chevron	Liberia	Jan-14	Jun-14
West Neptune (NB*)	LLOG	South Korea - Samsung Shipyard / USA	Oct-14	Oct-17
West Saturn (NB*)		South Korea - Samsung Shipyard
West Jupiter (NB*)		South Korea - Samsung Shipyard
West Carina (NB*)		South Korea - Samsung Shipyard
West Aquila (NB*)		South Korea - DSME Shipyard
West Libra (NB*)		South Korea - DSME Shipyard
West Draco (NB*)		South Korea - Samsung Shipyard
West Dorado (NB*)		South Korea - Samsung Shipyard

HE Jack-up rigs
West Epsilon **	Statoil	Norway	Dec-10	Dec-16
West Elara **	Statoil	Norway	Mar-12	Mar-17
West Linus **	ConocoPhillips	Singapore - Jurong Shipyard / Norway	May-14	May-19

BE Jack-up rigs
West Defender	PEMEX	In Transit, Mexico	Jun-14	Jun-20
West Resolute	KJO	Saudi Arabia, Kuwait	Oct-12	Oct-15
West Prospero	Lundin	Malaysia	May-14	May-16
West Courageous	PEMEX	In Transit, Mexico	Jul-14	May-21
West Triton	KJO	Saudi Arabia, Kuwait	Aug-12	Aug-15
West Vigilant	Talisman	Malaysia	Nov-13	Nov-14
West Intrepid	PEMEX	In Transit, Mexico	Jun-14	Jan-21
West Ariel	ENI	In Transit, Republic of Congo	Aug-14	Aug-15
West Cressida	PTTEP	Thailand	Nov-10	Aug-14
West Freedom	Repsol, Cardon IV	Trinidad & Tobago, Venezuela	Feb-14	Dec-16
West Callisto	Saudi Aramco	Saudi Arabia	Nov-12	Nov-15
West Leda	ExxonMobil	Malaysia	Mar-14	Mar-15
West Mischief	ENI	Republic of Congo	Dec-12	Apr-15
AOD-1 ***	Saudi Aramco	Saudia Arabia	May-13	May-16
AOD-2 ***	Saudi Aramco	Saudia Arabia	Jul-13	Jun-16
AOD-3 ***	Saudi Aramco	Saudia Arabia	Oct-13	Oct-16
West Tucana	PVEP, Cabina Gulf Oil Company Limited	Vietnam, Angola	Mar-14	Nov-16
West Telesto	Premier, Origin Energy Limited	Vietnam, Australia	Dec-13	Mar-15
West Castor	Shell	Brunei	Dec-13	May-16
West Oberon	PEMEX	Mexico	May-14	May-20
West Titania	In Transit	In Transit
West Titan (NB*)		China - Dalian Shipyard
West Proteus (NB*)		China - Dalian Shipyard
West Rhea (NB*)		China - Dalian Shipyard
West Tethys (NB*)		China - Dalian Shipyard
West Hyperion (NB*)		China - Dalian Shipyard
West Umbriel (NB*)		China - Dalian Shipyard
West Dione (NB*)		China - Dalian Shipyard
West Mimas (NB*)		China - Dalian Shipyard

*	Newbuild under construction or in mobilization to its first drilling assignment.
**	Owned North Atlantic Drilling in which Seadrill owns 70 percent of the outstanding shares.
***	Owned by Asia Offshore Drilling in which Seadrill owns 66 percent of the outstanding shares.
****	Owned by Sevan Drilling in which Seadrill owns 50.11 percent of the outstanding shares.

Associated companies

Seadrill Partners
Seadrill Partners is a growth-oriented limited liability company formed by Seadrill Limited (NYSE: SDRL) to own, operate and acquire offshore drilling rigs. Seadrill Partners drilling rigs are under long-term contracts with major oil companies such as Chevron, Total, BP and ExxonMobil with an average remaining contract term of 3.7 years.  Seadrill Partners intends to grow its' position in the offshore drilling market by providing superior service to customers with a modern, technologically advanced fleet. The Company intends to leverage the relationships, expertise and reputation of Seadrill Limited to re-contract the fleet under long-term contracts and to identify opportunities to expand the fleet through acquisitions.

Seadrill currently owns 39,635,400 shares in Seadrill Partners or 53.2% of the Company, which represents a gross value of US$1,215 million based on the closing share price of US$30.66 on May 27, 2014.

North Atlantic Drilling ("NADL")
North Atlantic Drilling is a leading offshore harsh environment drilling company, aiming to be its customers' most important partner in making oil and gas available in a safe and cost-effective manner. The company has a fleet of eight harsh environment units in operation and one newbuild under construction. NADL's primary objective is to profitably grow its business to increase the long-term distributable cash flow to shareholders. The overall strategy is to focus on modern state-of-the-art offshore drilling units in harsh environments and the North Atlantic Basin.

Seadrill currently owns 169,663,723 shares in NADL or 70.36% of the Company, which represents a gross value of US$1,637 million based on the closing share price of US$9.65 on May 27, 2014.

Archer Limited ("Archer")
Archer is an international oilfield service company specializing in drilling and well services listed on the Oslo Stock Exchange. Seadrill currently owns 231,053,239 shares in Archer, which represents a gross value of US$365 million based on the closing share price of NOK9.41 on May 27, 2014.  On February 21, Archer announced an impairment charge to goodwill and other long lived assets of US$430 million.  Based on Seadrill's ownership of ~40%, Seadrill has reduced the book value of its investment to reflect this write down.  Archer is estimated to contribute a gain of US$5 million to our first quarter net income.  Archer is reported as part of investment in associated companies under other financial items.  Following the write down of goodwill and other long lived assets by Archer in Q4 2013, the book value of Seadrill's investment in Archer is US$6 million.

For more information on Archer Limited, see their separate quarterly report published on www.archerwell.com.

Sevan Drilling ASA ("Sevan Drilling")
Sevan Drilling is an offshore drilling company listed on the Oslo Stock Exchange. Sevan Drilling owns and operates three ultra-deepwater rigs of the cylindrical Sevan design in Brazil and the US GoM and has one additional rig of similar design under construction. The third rig, the Sevan Louisiana is expected to commence operations by the end of May on a three year contract with LLOG in the Gulf of Mexico.  The Board of Sevan Drilling expects delivery of the final newbuild in the third quarter 2014.

Seadrill's stake in Sevan is 50.11%, representing a gross value of US$159 million based on the closing share price of NOK3.17 on May 27, 2014.

For more information on Sevan Drilling, see their separate quarterly report published on www.sevandrilling.com.

Other investments

SapuraKencana Petroleum Bhd.("SapuraKencana")
SapuraKencana is a fully integrated Malaysian oil service provider listed on the Malaysian Stock Exchange.

On April 30, 2013 Seadrill increased its ownership stake in SapuraKencana to 12% as a result of the integration of its tender rig business into SapuraKencana. The target was to develop a strong leading player in the Far East integrated service market.  Since completion of this transaction, SapuraKencana has made significant progress integrating the two businesses and taking delivery of an additional 3 tender rigs under construction at the time of the transaction. This progress has partly been reflected in the positive share price development.

On April 9, 2014 Seadrill sold 230 million shares of SapuraKencana raising approximately US$300 million in proceeds.  The total economic gain realized from this sale is approximately US$165 million.  Seadrill continues to own approximately 490 million shares, representing an approximate 8% ownership stake.  Tor Olav Trøim will continue to serve as a board member of SapuraKencana with John Fredriksen as an alternate director.

Based on the closing share price of MYR4.1 on May 27, 2014 the total value of our shares is US$627 million.  We continue to invest in our Brazilian joint project in support of its PLSV newbuild program, continue to manage and supervise the current tender rigs under construction, manage three tender rigs outside of Asia, and provide management administration and support services.

Seadrill remains a long-term strategic investor in SapuraKencana and, in connection with the sale, has entered into a lock up agreement for its remaining shares until the end of 2014.  Seadrill will continue to support SapuraKencana's strategy of growing its broad offshore service portfolio.  SapuraKencana has strengthened its position in the Asian market and has significant international growth opportunities.  SapuraKencana's position as an integrated service provider and upstream leaseholder creates a competitive advantage.  Seadrill expects many interesting cooperation opportunities going forward.  We are very pleased with the way the partnership with SapuraKencana has developed and the value which has been created.  We look forward to continued long term collaboration with one of our closest business partners.

Newbuilding program

During the first quarter, Seadrill took delivery of one harsh environment high specification jack-up unit, the West Linus and one high specification jack-up unit, the West Titania.  We currently have 19 rigs under construction.  The West Linus successfully commenced operations on a 5 year contract with ConocoPhillips on May 25.

Total remaining yard installments for our newbuilds are approximately US$5.4 billion and US$1.5 billion has been paid to the yards in pre-delivery installments.  With 19 newbuilds still to be delivered Seadrill is well positioned for future growth.  Seadrill, as a responsible market leader, will refrain for the time being from ordering more ultra-deepwater rigs until a clearer direction can be seen in the market.  Seadrill does, however see opportunities for newbuilds backed by long term contracts in Arctic regions given the structural under supply in this unique market.

Due to the high volume of deliveries taking place during 2014 and bottlenecks with equipment suppliers and subcontractors, it is likely several shipyards will not be able to meet contractual delivery dates.  The yard has informed Seadrill that the West Saturn and West Carina will be delayed up to 6 months collectively from original delivery dates.  In addition it appears likely that several of the four ultra-deepwater drillships  scheduled for delivery in the second half of 2015 will be delayed by up to 6 months.  Seadrill has contractual rights to late delivery compensations in case the delay is caused by the yards and/or subcontractors.

New contracts and contract extensions

During the first quarter of 2014, we have entered into the following contracts and contract extensions:

In February, subsequent to the signing of a Heads of Agreement with Pemex in November 2013, Seadrill executed contracts for 4 out of the 5 jack-ups covered by the Heads of Agreement.  The West Oberon, West Intrepid, West Defender, and West Courageous are now contracted for a firm term of 6 years each.  The West Titania is currently in the process for approval.  In conjunction with the execution of the initial contracts, Seadrill has formed SeaMex Ltd. (SeaMex), a 50/50 Joint Venture with Fintech Advisory Inc.  SeaMex will own and manage the jack-up units as well as develop and pursue further opportunities in the region.  With the establishment of SeaMex, we now have a strong local presence.  We anticipate that this will provide a more efficient and cost effective operation with better access to a skilled local workforce and less need for expensive ex pat personnel.

In April, Seadrill secured new contracts for the jack-up units West Tucana, West Telesto, West Ariel, and West Prospero and extended the contract for the West Mischief.  The total revenue potential for the new contracts is approximately US$433 million.

The West Tucana, a Friede & Goldman JU-2000E jack-up rig, secured a contract offshore Angola with Cabinda Gulf Oil Company Limited (CABGOC) - Chevron's wholly owned operating unit in Angola.  The contract is for a firm period of 24 months. The total revenue potential for the primary contract term is approximately US$168 million inclusive of an estimated US$8.5 million of mobilization.

The West Telesto, a Friede & Goldman JU-2000E jack-up rig, secured a contract offshore Australia with Origin Energy Limited.  The contract is for a firm period of two wells, expected to be 51 days each, plus two option wells. The total revenue potential for the primary contract term is approximately US$31 million inclusive of mobilization.

The West Ariel, a Keppel FELS 'B' Class jack-up rig, secured a contract offshore Congo with ENI Congo SA.  The contract is for a firm period of 12 months plus an option of 12 months. The total revenue potential for the primary contract term is approximately US$89 million inclusive of an estimated US$8.5 million of mobilization.

In addition, Eni Congo extended the charter for the LeTourneau Super 116-E jack-up rig West Mischief for four months at an increased day rate with a total revenue potential of US$24 million.

The West Prospero, a Keppel FELS 'B' Class jack-up rig, secured a contract offshore Vietnam with JVPC.  The contract is for a firm period of one well, expected to be 40 days. The total revenue potential for the primary contract term is approximately US$6.5 million.

In May Seadrill signed an additional contract with Lundin offshore Malaysia for the West Prospero following its work with JVPC.  The new contract is for a firm period of 2 years and the total revenue potential is US$114 million.

Total consolidated order backlog as of May 27 is US$18.8 billion and US$13.3 billion standalone.  These figures do not include any backlog related to the pipelay vessels or Sete newbuild drillships.  Seadrill is in discussions with several other parties with respect to new contracts for jack-ups and floaters.  In particular we are seeing progression in the discussions with Petrobras regarding extensions to the current two deepwater charters expiring in 2015.  Additionally Seadrill remains confident that the West Jupiter and West Saturn will commence attractive drilling contracts after delivery from the yard.  However, we see some short term challenges linked to direct continuation work for the West Tellus which is expected to complete its current drilling program with Chevron on June 27th.

For more detailed information regarding daily rates and contract durations including escalation, currency adjustment or other minor changes to daily rates and duration profiles, see our fleet status report or news releases on the our website www.seadrill.com

Market development

Several new deepwater contracts have been announced recently indicating a dayrate level between 500 and 550k. There are reasons however to believe that some of our major competitors will accept rates levels for a sixth generation vessels in the 425 - 475k level.  Currently, the market suffers from limited exploration drilling and delays in field developments from the major oil companies.  The root cause of the muted activity level is the fact that many major oil companies are working in order to improve their cash generation.  The outlook is further affected by sublets and by lower specification rigs trying to price themselves into a higher end market.  The key question is when oil majors will resume tendering activity.  To some degree, the decreased level of activity leads to further delays.  Oil companies are trying to determine when dayrates will trough, thus are not compelled to sign contracts if they feel dayrates are still declining.  Once a leading edge is defined others tend to be compelled to award contracts.  To this point, in the recent weeks we have seen increased inquiries by both majors and independent operators following the establishment of a leading edge dayrate.

In the medium term, once oil majors begin contracting activity again, rates will be lower than the high rates experienced in 2013.  Most of our major competitors are facing tough investment decisions due to the fact that a large percentage of their assets are in excess of 20 years old and will need significant upgrade investment to keep them running.  Seadrill is in the beneficial position of not being forced to take many of these types of decisions.  Seadrill's cash flow profile is strong due to a large contracted backlog with limited exposure to the current dayrate weakness.

The current uncertainty in the market has reduced newbuilding activities and only 7 rigs have now been ordered for 2016 delivery and 5 for 2017. These numbers exclude the Brazilian built rigs where a large degree of uncertainty remains as to actual delivery dates. These numbers are significantly lower than the 30 and 19 deliveries in 2014 and 2015 respectively.

Looking at the market as a whole, the acute challenges lie with fourth and fifth generation assets.  The oil companies' new requirements after Macondo and the focus on increased water depth areas have significantly limited the contractibility of older equipment.  The owners will face the choice of investing significant amounts into twenty or thirty year old assets in order to try to meet the new demands or simply just lay up the unit.  Some contractors may also attempt asset swaps with new builds without a contract for older assets on long-term commitments, in an attempt to secure work for their premium units while saving cost on large capex upgrades. This results in the near term potential for more stacking of older units.  According to Fearnley's a total of 51 units older than 25 years are required to undergo their special survey in the next 24 months.  It has been shown from the prior cycles that such upgrades carried out by several of our competitors has had a materially lower return than Seadrill's focus on building a modern high specification fleet.

Ultra-deepwater floaters (>7,500 ft water depth)
Ultra-deepwater activity continues to be driven by the "Golden Triangle" of the US Gulf of Mexico, Brazil and West Africa.  Since the year 2000 approximately 8 billion boe have been discovered in the ultra-deepwater, the majority of which have been in the golden triangle.  Over the same time period only 500 million boe have been produced from ultra-deepwater regions.  This represents a reserve to production ratio of approximately 16 for ultra-deepwater projects.  This bodes quite well for expected future activity as the addition of reserves is a key strategic objective for major oil companies.  The proving of reserves in these areas will mitigate declines in the R/P ratio following this period of inactivity.  From an economic standpoint, the average cost of supply in ultra-deepwater regions is approximately $56 per barrel.  This is very attractive compared to the marginal cost of supply onshore North America of approximately $65 per barrel.  Over the long term, capital will be focused on more profitable projects, which are found in the ultra-deepwater.

In addition to the traditional ultra-deepwater regions, Mexico presents a particularly interesting opportunity for future work.  Legislation is moving forward at an impressive pace and we expect the opening up of projects to potentially impact 2015 demand.  Seadrill has operated the West Pegasus in Mexico for the last 2.5 years and has developed a solid operational track record and good working relationship with our customer, Pemex.  The results from the exploration drilling campaign have been very encouraging. It is expected that the first Mexican deal with an international oil major will be concluded in the second half of 2014.  As capital from major oil companies enters the country, demand for rigs is likely to follow.

Customers continue to focus their bidding activity on units that can provide dual BOP's, increased deck space and high variable deck load capacity.

Premium jack-up rigs (>350 ft water depth)
The market for high specification jack-up units continues to perform well.  Operators have come to appreciate the increased recovery factors that new assets can provide.  Coupled with the lack of building activity over the last decades there is still a shortage of capable rigs in the near term.  Seadrill's execution of multiple contracts in Mexico, West Africa, Australia, and Southeast Asia are good examples of the tightness in the market today.  From a regional perspective there is a slight oversupply in Southeast Asia compared to other regions due to many local players and the proximity to yards.  This has manifested itself in somewhat better margins for work in other regions as can be seen by Seadrill's recent fixtures.  In addition to attractive opportunities in Mexico, West Africa, and Australia, we also see positive developments in Brunei and Saudi Arabia.

The premium (350 feet in water depth and built post 2005) fleet continues to operate at greater than 95% utilization rates for the 6th successive quarter. The demand gap continues to grow as evidenced by the increase in number of open tenders, upward pressure on dayrates and increased contract durations worldwide. On the supply side, the pace of retirements continues to accelerate with more than 30 rigs leaving the market over the past two years, well in excess of the number scrapped in the prior 10 years. With approximately 60% of the global contracted fleet more than 30 years old we see a positive outlook for employment from the yard of newbuild jack-ups being built by established contractors.  There are however some long term cautions linked to the fact that the orderbook for new high specification units now amounts to 144 units or approximately 50% of the number of rigs more than 30 years old.

Arctic Regions
Arctic regions are estimated to contain approximately 13% of the world's undiscovered oil and approximately 30% of undiscovered gas.  Additionally, E&P spending in the region has grown at 11% annually over the last decade and expected to increase by 8% annually through 2018.  Coupled with an aging fleet and few assets suitable to operate in the harsh environment, the fundamentals are solid.  The Arctic is expected to be one of the highest growth regions globally in the years to come.  Seadrill and North Atlantic Drilling have seized this opportunity and established an  Investment and Co-operation Agreement with Rosneft in order to pursue growth opportunities offshore and onshore in the Russian market through at least 2022. As part of these proposed opportunities, NADL will enter the onshore drilling market in Russia and enter into contracts for multiple offshore assets. In addition Rosneft will be acquiring a significant equity stake in NADL.  As part of the Agreement, a number of long term contracts for NADL's near-term availability are expected to be signed as well as a commitment to future contracts and newbuild projects. The Agreement envisions initial employment of up to 9 offshore rigs to Rosneft with a total commitment of 35 rig years.

North Atlantic's semi-submersible rig the West Alpha currently drilling for ExxonMobil has undergone significant upgrades in preparation for Arctic operation. The rig will initially be used to drill a significant offshore prospect in the Kara Sea for a joint venture between Rosneft and ExxonMobil in August.  According to Rosneft this is likely to be one of the highest impact wells to be drilled globally this year and if successful may trigger a significant amount of additional drilling.  North Atlantic is well positioned to meet such a demand.

Corporate strategy, dividend and outlook

Growth and Investments
Seadrill has the highest percentage of its assets in premium classes amongst all drillers.  93% of our floater fleet is 6th generation ultra-deepwater and 100% of our jack-up fleet is high specification.  We seek to keep this high exposure to premium asset classes intact with our investments, strategic M&A, and divestitures.  This portfolio mix provides through-cycle outperformance by maintaining a higher utilization and stronger net cash flow.

During the first quarter Seadrill invested US$25 million into North Atlantic Drilling as part of the NYSE IPO in order to demonstrate continued support of an important part of the Group and based on the fundamentals of the Arctic regions.

Additionally during the first quarter Seadrill invested US$50 million in Seadrill Partners as part of the equity offering to finance the West Auriga dropdown.  Seadrill expects to continue to participate in future equity offerings based on the merits of the investment.  Seadrill expects to execute additional financing transactions, similar to the term loan B, to unlock related party loans used to finance the West Auriga, West Capricorn, West Vencedor, T-15 and T-16.

The Board of Seadrill Partners has set high targets for growth and dividend distribution.  The Board of Seadrill is comfortable that such high growth can be achieved based on dropdowns from Seadrill's existing fleet and funded by operating cash flow and by accessing the public debt and equity markets.

In May Seadrill and North Atlantic Drilling announced an Investment and Co-operation agreement with Rosneft in order to pursue growth opportunities offshore and onshore in the Russian market through at least 2022. Seadrill, after the initial transaction, will remain the largest shareholder in NADL.  As part of the Agreement, a number of long term contracts for NADL's near-term availability are expected to be signed as well as a commitment to future contracts and newbuild projects. The Agreement envisions initial employment of up to 9 offshore rigs to Rosneft with a total commitment of 35 rig years.

Revenue backlog
As of May 27, 2014, our consolidated orderbacklog is US$18.8billion and US$13.3 billion excluding Seadrill Partners.  Orderbacklog for our floater fleet is US$14.1 billion, US$4.3 billion for our jack-up fleet, and US$400 million for our tender units.  The order backlog provides clarity for future earnings as well as generates visibility for dividend capacity.  The average contract duration for contracted floaters is 33 months.

Most capacity has been firmed up for the jack-up fleet.  Assuming final conclusion of the Pemex contract for the West Titania, the average contract length for contracted jack-up units will be 32 months.

Financial flexibility
Since the beginning of 2014 Seadrill has secured US$3.2 billion in new financing commitments with a number of capital market and bank funding transactions.  This level of activity was pursued in order to position the Company in the best possible financial situation in light of the current market environment.  We are pleased with our ability to execute across multiple markets in a tight time frame leaving Seadrill in its strongest financial position in recent memory.  We are confident that this funding strategy has provided Seadrill with the financial flexibility to take advantage of the current market environment while supporting the dividend, rather than being forced to take defensive actions.

In January, the NYSE IPO of North Atlantic Drilling (NADL) at US$9.25 per share was completed.  NADL raised US$125 million of primary proceeds in order to further capitalize NADL's fleet.  Seadrill participated with the purchase of US$25 million in the equity offering in order to demonstrate its continued support of an important part of the Group.  In addition to the NYSE IPO, NADL also raised US$600 million in the unsecured US Bond market.  The primary use of proceeds was to repay a US$500 million 7.75% unsecured bond due in 2018 held by Seadrill Limited.  The bond priced at 6.25%, saving NADL 150 basis points relative to the previous bond.

In February, Seadrill Partners completed a US$1.8 billion Term Loan B with a US$100 million revolving credit facility.  The prior back to back loan structure with Seadrill Limited had an aggressive amortization profile that was not optimal for Seadrill Partners.  The 1% amortization profile of the new facility will maximize distributable cash flow and create additional headroom for future acquisitions.  In conjunction with this offering Seadrill Partners obtained a credit rating of BB-.  We believe that as a rated entity Seadrill Partners' access to and cost of funding will be improved, thus increasing financial flexibility.

The transaction released approximately US$540 million for Seadrill Limited by refinancing related party loans and the revolver in the public markets.  During the remainder of the year we will continue to explore financing alternatives to refinance related party debt at the Seadrill Partners level and continue to release capital associated with dropdown transactions already executed.

In March, Seadrill sold all of the ownership interests in the entities that own and operate the drillship, the West Auriga to Seadrill Capricorn Holdings LLC, Seadrill Partners' 51% owned subsidiary. Seadrill owns the remaining 49% interest in Capricorn Holdings.  The implied sale price of the Auriga Acquisition was $1.24 billion.  In conjunction with the transaction, Seadrill Partners raised US$416 million in equity.  Seadrill elected to participate in US$50 million of the equity offering in order to demonstrate our continuing support for Seadrill Partners and based on the attractiveness of the investment.  The total cash proceeds to Seadrill amounted to US$305 million.  We expect additional dropdowns at an accelerated pace.  Seadrill Partners provides significant financial flexibility at an attractive cost of capital and is an important part of the Seadrill Group going forward.

The share price of Seadrill Partners continued its positive development since the IPO in October 2012. The share price as of May 27 is US$30.66 and values the drilling units in Seadrill Partners at a significant premium to Seadrill's current valuation.

Additionally in March, Seadrill completed the placement of a 1.5 billion Swedish Kroner unsecured bond to replace the NOK 1.25 billion bond that matured in February.  This represents Seadrill's first issuance in the Swedish bond market and further enhances the Company's financial flexibility.  The bond priced at an 3.25% spread to STIBOR and was swapped to a fixed rate of 5.2%.

Subsequent to the end of the first quarter, Seadrill sold 230 million shares of SapuraKencana raising approximately US$300 million in proceeds.  The total economic gain realized from this sale is approximately US$165 million.  Following the completion of this transaction Seadrill will continue to own approximately 490 million shares, representing an approximate 8% ownership stake in SapuraKencana. Seadrill remains a long-term strategic investor in SapuraKencana and, in connection with the sale, has entered into a lock up agreement for its remaining shares until the end of 2014.  Seadrill will continue to support SapuraKencana's strategy of growing its broad offshore service portfolio.

Seadrill is in the process of completing the funding for three of the 2014 deliveries, the West Saturn, West Neptune, and West Jupiter with anticipated signing of the agreement during  the second quarter of 2014.  Additionally, we have received positive indications to support the funding of the remaining newbuilds to be delivered from shipyards in South Korea, Singapore and China, which is currently under consideration.  These indications are based on a combination of ECA and commercial bank solutions similar to the ECA facility agreement that is in the process of finalizing.

Seadrill took delivery and financed a total of 2 newbuilds in the first quarter of 2014 and expects to take delivery of 5 during the remainder of 2014, 11 in 2015, and 3 in 2016.  We continue to view the secured bank funding and ECA markets as best suited for our newbuild program and look opportunistically to refinance these facilities in the capital markets.

The strength of Seadrill's credit continues to be appreciated by the bank market where we have experienced significant new lending capacity at attractive margins.  The level for longer term financing has been reduced from approximately 2.75-3% above Libor a year ago to a level between 2-2.25% today.  We see the banks' increased confidence as supportive to our strategy of concentrating on modern assets supported by a strong backlog from first class customers.  Significant bank capacity has been freed up in connection with the term loan B financing.  This is likely to create further attractive opportunities.

Seadrill has made significant progress in diversifying its sources of funding thus far in 2014.  The Company continued to access the unsecured bond market, secured ECA funding, and MLP dropdowns, in addition to Seadrill Parters obtaining a BB- rating and issuing a term loan B in the US market.  Going forward we expect to be opportunistic in all markets we are active in and continually look for innovative funding sources in order to improve the cost and availability of capital to Seadrill.  The Board is pleased to observe that Seadrill's financial flexibility and liquidity position has never been stronger and wants to give credit to management and employees involved for the results achieved.  The Board is confident that the remaining newbuild program can be financed without tapping the equity market.  Due in large part to the funding activity executed during 2013 and thus far in 2014, Seadrill is well positioned to weather the current challenging drilling market and capitalize on M&A opportunities that may materialize.

Other Significant Investments
We have investments in other listed offshore drillers and oil service companies.  At present, Seadrill's investment portfolio includes a 39.9% holding in Archer Limited, an 8.2% holding in SapuraKencana, and a 53.2% holding in Seadrill Partners.  In addition we hold 70% of North Atlantic Drilling and 50.11% of Sevan Drilling.

At current market prices, the total net value of these investments is approximately US$3.6 billion.

The first of the six pipelay vessels, which we own in a 50/50  joint venture with Sapura Kencana, was completed by the yard on May 27.  The PLSV will be now be mobilized to Brazil and commence its 8 year charter with Petrobras. The Board is pleased to observe that the construction of the construction of the vessel and build up of the organization has progressed in line with the original plan.  After delivery all vessels will be employed on long term charters to Petrobras. Total orderbacklog of the charter arrangement is US$2.7 billion.    The Board of Seadrill, together with our partner, is evaluating how the shareholders in Seadrill can extract maximum long term value from this non-core investment.

Quarterly Cash Dividend
The Board has in connection with the disclosure of first quarter results evaluated the current dividend level and prospects and has resolved to increase the regular quarterly dividend by 2 cents to US$1.00 per share. The Board is highly confident that the dividend is sustainable in the coming years.  As future units are introduced into the fleet operating results are likely to show strong growth.  This combined with a more efficient debt structure as achieved by the term loan B financing create opportunities for direct distributions to shareholders.

As discussed on our last quarterly conference call, the Board, as an indicative guideline, has decided to create an additional dividend capacity fund by preserving approximately 20% of any net proceeds from MLP dropdowns.  The remaining 80% will be used for reduction of existing debt and future growth.  Thus far Seadrill has raised approximately US$663 million in net proceeds from MLP dropdowns, setting aside US$133 million for additional dividend capacity, or 28 cents per share.  Seadrill is currently trading at a yield of 10.65% based on an annual future dividend of US$4.00 per share.  Therefore, the Board for the time being will reserve these funds for later distribution, buyback of shares, or dividend in kind to the direct benefit the shareholders.

The ex-dividend date has been set to June 10, 2014, record date is June 12, 2014 and payment date is on or about June 19, 2014.

Outlook
Even in light of the positive long term fundamentals, the near term outlook for the ultra-deepwater market continues to be challenged.  The first quarter of 2014 saw only 7 ultra-deepwater rig years contracted which represents the lowest quarter of activity since the fourth quarter of 2009 during the financial crisis.  Clearly this level of activity is unusual, especially given the high and stable oil price environment we are currently experiencing.  At the outset of this soft period Seadrill was of the opinion that oil companies would invest in profitable projects in the deep and ultra-deepwater while slowing spending on more marginal projects.  It was not expected that activity would come to a virtual halt while oil companies worked through their forward budgeting process.  However, we are confident that the expected trend will materialize in the quarters to come when contracting activity resumes.  It is interesting to observe that approximately 75% of the deepwater fleet today is employed on development drilling projects, while this level was significantly lower a few years ago.  As an illustration of the need for development drilling it should be mentioned that Petrobras is currently utilizing over 20 rigs to develop pre-salt fields. This has resulted in a production level of approximately 400 thousand barrels per day.

The competitive dynamics today are not entirely visible due to the lack of fixtures, however Seadrill sees most contractors defending utilization.  The Company believes this is due to concerns around the cash flow profile of older 4th and 5th generation assets.  Conventional wisdom says that older units should work until rates go down to cash flow break even less the cost to stack the rig, however companies must add back the cost to class a unit.  15 year old assets may require up to US$100 million to keep in working condition.  Seadrill believes this will lead to more units leaving the market as rates drop below the real breakeven rate.  Importantly, Seadrill is not exposed to these asset classes.  Seadrill has focused its efforts on building a best in class fleet that retains pricing power and utilization by investing in new assets and divesting older units.

Seadrill took delivery of its first Deepwater rig the West Sirius in 2008.  The rig's total cost when it commenced operation was less than US$500 million. The rig has operated successfully with an average utilization of 95% since start up and is currently drilling for BP in US Gulf of Mexico.  The aggregate EBITDA for the rig since start up has been approximately US$660 million. The rig completed its 5 year special survey in 2013 for less than US$20 million.  At the same time the West Sirius was ordered several of our competitors decided to upgrade old units .  In several cases these upgraded units had an aggregate capex cost of more than US$800 million and significantly lower EBITDA contribution over a similar time frame.  Today the units have few if any buyers.  This illustrates in a very simple way the benefits of the Seadrill strategy.

Seadrill has limited exposure to current dayrates with estimated floater coverage in 2014 and 2015 of 96% and 66% respectively. Additionally, during the last year, the Company has materially improved financial flexibility and reduced the remaining capex requirements through the delivery of newbuilds.

This near term exposure will be further reduced by NADL's Investment and Co-operation Agreement with Rosneft to partner in the Russian Market.  In the Board's opinion this significantly improves the visibility of the business.  NADL has sought to access the growth opportunity represented by the Russian market for several years, and the Board is very pleased to have reached an agreement with Rosneft.  The Russian market is one of the most attractive opportunities in the world and offers tremendous growth potential.  By partnering best in class drilling with a supermajor who produces over 5 million barrels per day, a powerful force has been created in the Russian market and for Arctic regions on a global basis.  We look forward to closing this important transaction and working with Rosneft for many years to come.  The working relationship with the Russians is very good and the parties see significant joint value in working together.

Operationally, the Board and management team are not satisfied with the performance year to date.  The consolidated utilization rate of 88% for floaters is below the standards set for the Company.  The West Aquarius, West Capricorn, West Alpha, West Phoenix, and West Pegasus have experienced a collective 149 days of downtime.  Although equipment failures are partly to blame, uptime needs to be improved.  By managing through the challenges encountered this quarter Seadrill has again come to appreciate the benefits of a uniform fleet.  Spare parts were located on similar units and materially limited the downtime related to equipment failures.  Operational teams in the regions and offshore performed very well in determining creative solutions and reducing downtime.  As in prior periods of operational challenges Seadrill has gone to great lengths to apply lessons learned across the fleet.

As discussed on the last quarterly conference call Seadrill has, for the time being, taken the decision to curtail ordering additional units.  Until oil companies adjust their capital budgets or oil price shows a strong upward trend Seadrill will act cautiously and focus on the growth already secured through the existing newbuild program.  Seadrill currently has 19 rigs on order and has thereby secured strong growth in the years to come.  The Board is pleased that the timing of deliveries has again proved to be opportune by taking 13 deliveries last year and fixing them at attractive rates.  Looking toward the 2015 delivery schedule Seadrill is well positioned to contract these assets into what is anticipated to be a tightening 2016 market.  Seadrill believes there may be distressed assets coming available and is taking prudent steps to have the firepower to take advantage of interesting opportunities that may materialize.  However the Board will remain committed to owning only top specification modern assets.

Seadrill expects second quarter EBITDA to show meaningful improvement from the first quarter.  During the second quarter the growth trajectory will continue with the Sevan Louisiana and West Linus having entered service and expected abatement of operational issues.  For the rest of 2014 further uplift in EBITDA will take place as the West Saturn, West Jupiter, and West Neptune join the fleet of operating assets.  Thus far in the second quarter Seadrill has achieved a technical utilization of 96% for floaters and in excess of 94% for the jack-up fleet.  Operational uptime is targeted to be in-line with second quarter to date performance going forward.

Based on expected solid operational performance for the rest of the year and the commencement of additional drilling units the Board is pleased to see that Seadrill is on track to achieve EBITDA of US$10 million per day.

Forward-Looking Statements

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates.  These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company's fleet, the cost and timing of shipyard and other capital projects,  the performance of the drilling rigs in the Company's fleet, delay in payment or disputes with customers,  fluctuations in the international price of oil, international financial market conditions including the international financial crisis, changes in governmental regulations that affect the Company or the operations of the Company's fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally.  Consequently, no forward-looking statement can be guaranteed.  When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the SEC, including its Registration Statement on Form 20-F.

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

May 28, 2014
The Board of Directors
Seadrill Limited
Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd represented by:

Per Wullf:                                    Chief Executive Officer and President
Rune Magnus Lundetræ:          Chief Financial Officer and Senior Vice President

Media contact
Rune Magnus Lundetræ
Chief Financial Officer
Seadrill Management Ltd.
+44 (0) 7766 071010

Seadrill Limited

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months ended March 31,  2014 and 2013
(In US$ millions)

	Three Months Ended March 31,
	2014	2013
Operating revenues
Contract revenues	1,092	1,195
Reimbursable revenues	36	64
Other revenues	93	6
Total operating revenues	1,221	1,265

Gain on disposals	440	61

Operating expenses
Vessel and rig operating expenses	492	482
Reimbursable expenses	32	59
Depreciation and amortization	174	161
General and administrative expenses	73	72
Total operating expenses	771	774

Net operating income	890	552

Financial items and other income and expense
Interest income	11	4
Interest expense	(118)	(108)
Share in results from associated companies	20	2
Loss on derivative financial instruments	(37)	(5)
Gain on re-measurement of previously held equity interest	—	10
Gain on bargain purchase	—	15
Foreign exchange (loss)/ gain	(15)	13
Other financial items	39	1
Gain on deconsolidation of Seadrill Partners	2,339	—
Total financial items and other income and expense	2,239	(68)

Income before income taxes	3,129	484

Income taxes	(35)	(44)
Net income	3,094	440

Net income attributable to the non-controlling interest	26	31
Net income attributable to the parent	3,068	409

Basic earnings per share (U.S. dollar)	6.54	0.87
Diluted earnings per share (U.S. dollar)	6.23	0.85
Declared regular dividend per share (U.S. dollar)	1.00	0.88

See accompanying notes that are an integral part of these Consolidated Financial Statements..

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2014 and 2013
(In US$ millions)

	Three Months Ended March 31,
	2014	2013

Net income	3,094	440
Other comprehensive loss, net of tax:
Change in unrealized loss on marketable securities, net	(112)	(19)
Change in unrealized foreign exchange differences	(27)	—
Change in actuarial loss relating to pension	(9)	(2)
Change in unrealized gain on interest rate swaps in VIEs and subsidiaries	(49)	2
Other comprehensive income	49	—
Other comprehensive loss:	(148)	(19)

Total comprehensive income for the period	2,946	421

Comprehensive income attributable to the non-controlling interest	(23)	34
Comprehensive income attributable to the parent	2,969	387

See accompanying that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS
as of March 31, 2014 and December 31, 2013
(In US$ millions)

	March 31, 2014	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	912	744
Restricted cash	206	168
Marketable securities	1,072	416
Accounts receivables, net	780	1,042
Amount due from related party	771	101
Other current assets	290	363
Total current assets	4,031	2,834
Non-current assets
Investment in associated companies	3,286	140
Marketable securities	614	666
Newbuildings	3,917	3,419
Drilling units	13,163	17,193
Goodwill	927	1,200
Restricted cash	146	150
Deferred tax assets	28	37
Equipment	48	49
Amount due from related party non-current	809	—
Other non-current assets	522	612
Total non-current assets	23,460	23,466
Total assets	27,491	26,300
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	1,662	1,566
Trade accounts payable	111	90
Short-term debt to related party	601	55
Other current liabilities	2,020	2,114
Total current liabilities	4,394	3,825
Non-current liabilities
Long-term debt	10,728	11,900
Long-term debt due to related parties	900	1,415
Deferred tax liabilities	48	60
Other non-current liabilities	748	898
Total non-current liabilities	12,424	14,273
Equity
Common shares of par value US$2.00 per share: 800,000,000 shares authorized 469,115,743 outstanding at March 31, 2014 (December 31, 2013, 468,978,492)	938	938
Additional paid in capital	2,705	2,641
Contributed surplus	1,956	1,956
Accumulated other comprehensive income	429	528
Retained earnings	4,058	1,449
Non-controlling interest	587	690
Total equity	10,673	8,202
Total liabilities and equity	27,491	26,300

See accompanying that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2014 and 2013
(In US$ millions)

	Three Months Ended March 31,
	2014	2013
Cash Flows from Operating Activities
Net income	3,094	440
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	174	161
Amortization of deferred loan charges	9	7
Amortization of unfavorable and favorable contracts	(26)	(5)
Amortization of mobilization revenue	(42)	(31)
Share of results from associated companies	(10)	(2)
Share-based compensation expense	2	2
Gain on disposals and deconsolidations	(2,779)	(71)
Unrealized gain related to derivative financial instruments	(25)	(8)
Dividends received from associated company	252	—
Deferred income tax benefit	(1)	(3)
Unrealized foreign exchange loss / (gain) on long-term debt	11	(10)
Gain recognized related to bargain purchase	—	(15)
Payments for long-term maintenance	(79)	(54)
Gain on realization of marketable securities	(7)	—
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Unrecognized mobilization fees received from customers	24	56
Trade accounts receivable	38	(72)
Trade accounts payable	46	17
Prepaid expenses/accrued revenue	(2)	86
Other, net	(30)	(75)
Net cash provided by operating activities	656	423

Cash Flows from Investing Activities
Additions to newbuildings	(722)	(282)
Additions to drilling units and equipment	(20)	(100)
Sale of rigs and equipment	—	48
Business combinations and step acquisitions, net of cash acquired	—	(531)
Sale of business, net of cash disposed	673	—
Cash in deconsolidated subsidiaries	(90)	—
Change in restricted cash	(34)	15
Investment in associated companies	(342)	(99)
Purchase of marketable securities	(50)	—
Loan granted to related parties	—	(125)
Repayment of loans granted to related parties	1,542	—
Proceeds from disposal of marketable securities	11	—
Net cash provided/(used) in investing activities	968	(1,074)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
for the three months ended March 31, 2014 and 2013
(In US$ millions)

	Three Months Ended March 31,
	2014	2013
Cash Flows from Financing Activities
Proceeds from debt	1,307	782
Repayments of debt	(1,956)	(263)
Debt fees paid	(14)	(24)
Proceeds from debt to related party	90	215
Repayments of debt to related party	(519)	(120)
Amounts paid to non-controlling interests	(17)	(16)
Contribution from non-controlling interests, net of issuance costs	114	—
Proceeds relating to share forward contracts and other derivatives	—	125
Proceeds from sale of treasury shares	(2)	(5)
Dividends paid	(459)	—
Net cash (used in)/ provided by financing activities	(1,456)	694

Net increase in cash and cash equivalents	168	43
Cash and cash equivalents at beginning of the period	744	318
Cash and cash equivalents at the end of period	912	361

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(122)	(72)
Taxes paid	(34)	(33)

See accompanying that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three months ended March 31, 2014 and 2013
(In US$ millions)

	Common shares	Additional paid-in capital	Contributed surplus	Accumulated OCI	Retained earnings	NCI	Total equity
Balance at December 31, 2012	938	2,332	1,956	194	83	521	6,024
Sale of treasury shares	1	—	—	—	—	—	1
Purchase of treasury shares	—	(5)	—	—	—	—	(5)
Employee stock options issued	—	2	—	—	—	—	2
Establishment of non-controlling interest	—	—	—	—	—	100	100
Other comprehensive income	—	—	—	(19)	—	3	(16)
Dividend payment	—	—	—	—	—	(16)	(16)
Net income	—	—	—	—	409	31	440
Balance at March 31, 2013	939	2,329	1,956	175	491	639	6,530

Balance at December 31, 2013	938	2,641	1,956	528	1,449	690	8,202
Sale and purchase of treasury shares, net	—	(3)	—	—	—	—	(3)
Share-based compensation	—	2	—	—	—	—	2
Employee stock options issued	—	3	—	—	—	—	3
Deconsolidation of Seadrill Partners	—	—	—	—	—	(115)	(115)
Initial public offering of North Atlantic Drilling	—	62	—	—	—	52	114
Other comprehensive income	—	—	—	(99)	—	(49)	(148)
Dividend payments	—	—	—	—	(459)	(17)	(476)
Net income	—	—	—	—	3,068	26	3,094
Balance at March 31, 2014	938	2,705	1,956	429	4,058	587	10,673

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information

Seadrill Limited is incorporated in Bermuda and is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. We provide offshore drilling services to the oil and gas industry. As of March 31, 2014 we owned and operated 37 offshore drilling units and had 23 units under construction. Our fleet consists of drillships, jack-up rigs and semi-submersible rigs  for operations in shallow and deepwater areas, as well as benign and harsh environments.

As used herein, and unless otherwise required by the context, the term "Seadrill" refers to Seadrill Limited and the terms "Company", "we", "Group", "our" and words of similar import refer to Seadrill and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are stated in accordance with generally accepted accounting principles in the United States of America (US GAAP). The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with our annual financial statements as at December 31, 2013. The year-end condensed balance sheet data that was derived from our audited 2013 financial statements does not include all disclosures required by accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement have been included. The amounts are presented in United States dollar (US dollar) rounded to the nearest million, unless stated otherwise.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended December 31, 2013 unless otherwise included in these unaudited interim financial statements as separate disclosures.

Note 2 – Recent Accounting Pronouncements

Recently Adopted Accounting Standards

Balance sheet—Effective January 1, 2014, the Company has adopted the accounting standards update that expands on the recognition, measurement and disclosure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. generally accepted accounting principles (GAAP). The update requires measurement of the obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of the amount the entity agreed to pay on the basis of its arrangement and any additional amount the Company expects to pay on behalf of its co-obligors. The update also requires an entity to disclose the nature, amount and other information of the obligation. The update is effective for interim and annual periods beginning on or after December 15, 2013. The adoption of this standard update did not have a material effect on our financial statements.

Note 3 – Segment information

Operating segments

The company provides offshore drilling services to the oil and gas industry. Our business has been organized into segments based on differences in management structure and reporting, economic characteristics, customer base, asset class, and contract structure. We currently operate in the following three segments:

Floaters: We offer services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters.

Jack-up rigs: We offer services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to jack-up rigs for operations in harsh and benign environments.

Tender rigs: We offer services encompassing drilling, completion and maintenance of offshore production wells in Southeast Asia, West Africa and the Americas. The drilling contracts for this segment relate to self-erecting tender rigs and semi-submersible tender rigs.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal management reporting. The accounting principles for the segments are the same as for our consolidated financial statements.

Contract revenues

(In US$ millions)	Three Months Ended March 31,
	2014	2013
Floaters	787	757
Jack-up rigs	305	256
Tender rigs	—	182
Total	1,092	1,195

Depreciation and amortization

(In US$ millions)	Three Months Ended March 31,
	2014	2013
Floaters	127	117
Jack-up rigs	47	37
Tender rigs	—	7
Total	174	161

Operating income - Net Income

(In US$ millions)	Three Months Ended March 31,
	2014	2013
Floaters	784	317
Jack-up rigs	103	145
Tender rigs	3	90
Operating income	890	552
Unallocated items:
Total financial items and other	2,239	(68)
Income taxes	(35)	(44)
Net Income	3,094	440

Total Assets
(In US$ millions)	As of March 31, 2014	As of December 31, 2013
Floaters	19,266	19,725
Jack-up rigs	8,225	5,996
Tender rigs	—	579
Total	27,491	26,300

Goodwill

(In US$ millions)	As of March 31, 2014	As of December 31, 2013
Floaters	646	890
Jack-up rigs	281	281
Tender rigs	—	29
Total	927	1,200

Total liabilities

(In US$ millions)	As of March 31, 2014	As of December 31, 2013
Floaters	11,786	13,573
Jack-up rigs	5,032	4,126
Tender rigs	—	399
Total	16,818	18,098

Capital expenditures – fixed assets

(In US$ millions)	Three Months Ended March 31,
	2014	2013
Floaters	364	1,490
Jack-up rigs	457	981
Tender rigs	—	183
Total	821	2,654

Note 4 - Deconsolidation of Seadrill Partners

Under the terms of the Operating Agreement of Seadrill Partners LLC (Seadrill Partners) the board of directors of Seadrill Partners have the power to oversee and direct the operations of, and manage and determine the strategies and policies of Seadrill Partners. During the period from Seadrill Partners' IPO in October 2012 until the time of its first effective AGM on January 2, 2014, the Company retained the sole power to appoint, remove and replace all members of Seadrill Partner's board of directors.  From the first AGM, the majority of the board members became electable by the common unitholders and accordingly, from this date the Company no longer retained the power to control the board of directors as a result of certain provisions in the Operating Agreement which limits the Company's ability to vote its full holding of common units in an election of directors to the board of Seadrill Partners.  As of  January 2, 2014, Seadrill Partners is  considered to be an affiliated entity and not a controlled subsidiary of the Company, and as such Seadrill Partners was deconsolidated  by the Company.

As a result of the deconsolidation the Company has derecognized the assets and liabilities of Seadrill Partners and its subsidiaries, and has recognized its ownership interests in Seadrill Partners and its direct ownership interests in Seadrill Partners subsidiaries, Seadrill Capricorn Holdings LLC, Seadrill Operating LP, Seadrill Deepwater Drillship Ltd and its indirect ownership of Seadrill Mobile Units through another wholly owned subsidiary, at fair value.  Additionally, the external third party debt associated with the drilling units in Seadrill Partners is not derecognized from the Company on the deconsolidation date as the external debt was not  transferred to Seadrill Partners or its subsidiaries, however, the Company had entered into back to back loan agreements at the time of the IPO and upon each sale of a drilling unit to Seadrill Partners which mirror the same terms and conditions and therefore the Company will recognize a related party loan receivable for similar amounts.  The excess of the fair value of the investments over the carrying value of Seadrill's share of Seadrill Partners' net assets has been recognized as a gain in the Company's consolidated statement of operations.

The gain recognized on deconsolidation, which all relates to the remeasurement of the Company's retained interests in Seadrill Partners and its subsidiaries is as follows:

(In US$ millions)	As at January 2, 2014
Fair value of investment in Seadrill Partners (a)	3,724
Carrying value of the non-controlling interest in Seadrill Partners	115
Subtotal	3,839
Less:
Carrying value of Seadrill Partners' net assets	1,260
Goodwill allocated to Seadrill Partners	240
Gain on deconsolidation of Seadrill Partners	2,339

(a)           Fair value of investments and continuing involvement with investees

The estimated fair value of the Company's residual interest in Seadrill Partners comprised of the following:

(In US$ millions)	As of January 2, 2014
Common units (i)	671
Subordinated units (ii)	427
Seadrill Member Interest and Incentive Distribution Rights ("IDRs") (iii)	244
Direct ownership interests (iv)	2,382
Total	3,724

(i)  Common units (marketable securities)

As of the deconsolidation date, the Company held 21.5 million common units representing 48.3% of the common units in issue as a class. The Company's holding in the voting common units of Seadrill Partners are accounted for as marketable securities on the basis that during the subordination period the common units have preferential dividend and liquidation rights, and therefore does not represent  'in-substance common stock' as defined by US GAAP.

These securities have been  recognized on January 02, 2014 at the quoted market price and are re-measured at fair value each reporting period.  Any unrealized gains and losses on these securities are recognized directly in equity as a component of other comprehensive income unless an unrealized loss is considered "other-than-temporary", in which case it is transferred to the statement of operations and realized.  Dividend income from the common units will be recognized in the consolidated statement of operations.

(ii) Subordinated units

As of the deconsolidation date the Company held 16.5 million units representing 100% of the subordinated units.  The Company's holding in the subordinated units of Seadrill Partners are accounted for under the equity method on the basis that the subordinated units are considered to be 'in-substance common stock'.  The subordination period will end on the satisfaction of various tests as prescribed in the Operating Agreement of Seadrill Partners, but will not end before September 30, 2017 except upon removal of the Seadrill Member. Upon the expiration of the subordination period, the subordinated units will convert into common units.

The fair value of the subordinated units, on January 02, 2014, was determined based on the quoted market price of the listed common units as of the deconsolidation date, but discounted for their non-tradability and subordinated dividend and liquidation rights during the subordination period.  Under the equity method the Company will recognize its share of Seadrill Partners' earnings allocable to the subordinated units, less amortization of the basis difference (see (c) below), through the 'share in results of associated companies' line in the consolidated statement of operations.  Dividends are recognized as a reduction in investment carrying value.

(iii) Seadrill Member Interest and IDRs

The Seadrill Member Interest (which is a 0% non-economic interest) holds the rights to 100% of the IDRs and is unable to trade these until the end of the subordination period without the approval of a majority of unaffiliated common unitholders.  The Seadrill Member Interest and the IDRs in Seadrill Partners are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable.  The investments are held at cost and not subsequently re-measured.

The fair value of Company's interest in the Seadrill Member and the attached IDRs as of January 02, 2014 was determined using a Monte Carlo simulation method. The method takes into account the cash distribution waterfall, historical volatility, dividend yield and share price of the common units as of the deconsolidation date.  Distributions to the IDRs will be recognized in the consolidated statement of operations.

iv) Direct Ownership interests

The Company holds the following ownership interests in entities controlled by Seadrill Partners:

•	70% ownership in Seadrill Operating LP

Seadrill Operating LP is a limited partnership and is controlled by its General Partner, Seadrill Operating GP LLC, which is wholly owned by Seadrill Partners.  The Company's limited partner interests are accounted for under the equity method as the Company is deemed to have significant influence over Seadrill Operating LP by virtue of Seadrill's representation on the board of Seadrill Partners.

•	49% ownership in Seadrill Capricorn Holdings LLC

Seadrill Capricorn Holdings LLC is a limited liability company.  There is only one class of member interest which is deemed to represent voting common stock.  The Company's 49% holding is  accounted for under the equity method, as the Company is deemed to have significant influence over Seadrill Capricorn Holdings by virtue of Seadrill's representation on the board of Seadrill Partners.

•	39% ownership of Seadrill Deepwater Drillship Ltd. and 39% (indirect) ownership of Seadrill Mobile Units (Nigeria) Ltd.

The Company holds a 39% direct ownership interest in Seadrill Deepwater Drillship Ltd. and a 39% indirect ownership of Seadrill Mobile Units Ltd., through its 100% subsidiary, Seadrill UK Ltd.  Both entities are limited companies and only have one class of stock, which is deemed to represent voting common stock.  The equity method of accounting is applied for both investments, as the Company is deemed to have significant influence by virtue of the Company's representation on the board of Seadrill Partners.

The fair values of the four ownership interests described above have been determined using discounted cash-flow ("DCF") methodology, using discounted cash-flow forecasts.

(b)           Gain on retained investment

The entire gain on deconsolidation relates to the re-measurement of the various retained investments described above.

(c)           Accounting for basis differences

The Company's investments that are accounted for under the equity method (subordinated units, direct ownership interests) are recognized at fair value upon deconsolidation. Basis differences therefore exist between the fair value of the investments and the underlying carrying values of the investees' net assets at the date of deconsolidation.  A valuation exercise has been performed for each separate investment accounted for under the equity method, in order to allocate these basis differences to identifiable assets and liabilities, with any residual amount recognized as goodwill.  Differences have been allocated to depreciable or amortizable assets or liabilities and will be amortized over the estimated useful economic life of the underlying assets and liabilities.  This amortization is recognized in the consolidated statement of operations in the 'share in results from associated companies' line.

The total investments in Seadrill Partners recorded under the equity method of $2,809 million included the Company's share of the basis difference between the total fair value and the total underlying book value of Seadrill Partners' assets at the deconsolidation date are as follows:

(In US$ millions)	Book value	Fair value	Basis Difference	Seadrill's share of basis difference (1)
Drilling units	3,444	5,245	1,801	1,295
Drilling contracts	—	146	146	121
Goodwill	—	1,238	1,238	373
	3,444	6,629	3,185	1,789

(1) Seadrill's share of the basis difference relates to both its investment in the subordinated units of Seadrill Partners LLC, and its direct ownership interests in various subsidiaries of Seadrill Partners, all of which investments are accounted for under the equity method.  The total basis difference has been assigned based on Seadrill's proportional ownership interest in each investee.  In the case of Seadrill's investment in the subordinated units of Seadrill Partners  LLC, the proportional allocation to the subordinated units was based on the relative fair values of the various equity interests in Seadrill Partners LLC.

The basis difference has been accounted for as follows:

(i) The basis difference assigned to drilling units is being depreciated over the remaining estimated useful lives of the units.

(ii) The basis difference relating to the drilling contracts is being amortized over the remaining term of the contract.

(iii) The Company will not amortize the difference assigned to goodwill, but will consider any indicators of impairment.

Note 5 – Taxation

Income taxes consist of the following:

(In US$ millions)	Three Months Ended March 31,
	2014	2013
Current tax expense:
Bermuda	—	—
Foreign	38	41
Deferred tax expense:
Bermuda	—	—
Foreign	(3)	1
Tax related to internal sale of assets in subsidiary, amortized for group purposes	—	2
Total tax expense	35	44
Effective tax rate	1.1%	9.1%

The effective tax rate for the three months ended March 31, 2014 is 1.1% (March 31, 2013; 9.1%) .

The Company, including its subsidiaries, is taxable in several jurisdictions based on its rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have an overall loss at the consolidated level.

Income taxes for the three and three months ended March 31, 2014 and 2013 differed from the amount computed by applying the statutory income tax rate of 0% as follows:

(In US$ millions)	Three Months Ended March 31,
	2014	2013
Income taxes at statutory rate	—	—
Effect of transfers to new tax jurisdictions	—	2
Effect of taxable income in various countries	35	42
Total	35	44

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax asset (liability) consists of the following:

Deferred Tax Assets:

(In US$ millions)	March 31, 2014	December 31, 2013
Pension	12	12
Provisions	8	8
Property, plant and equipment	—	—
Net operating losses carried forward	121	130
Other	2	2
Gross deferred tax asset	143	152
Valuation allowance related to net operating losses carried forward	(115)	(115)
Net deferred tax asset	28	37

Deferred Tax Liability:

(In US$ millions)	March 31, 2014	December 31, 2013
Property, plant and equipment	48	60
Gain from sale of fixed assets	—	—
Foreign exchange	—	—
Other	—	—
Gross deferred tax liability	48	60
Net deferred tax liability	(20)	(23)

Net deferred taxes are classified as follows:
(In US$ millions)	March 31, 2014	December 31, 2013
Short-term deferred tax asset	—	—
Long-term deferred tax asset	28	37
Short-term deferred tax liability	—	—
Long-term deferred tax liability	(48)	(60)
Net deferred tax liability	(20)	(23)

Future taxable income justifies the inclusion of tax loss carry-forwards in the calculation of net deferred taxes.

Uncertain Tax Positions

Certain of the Company's Norwegian subsidiaries have been party to an ongoing dispute to a tax reassessment issued in October 2011 by the Norwegian tax authorities in regards to the transfer of certain legal entities to a different tax jurisdiction and the principles for conversion of functional currency.  In April 2014 these subsidiaries entered into a settlement agreement with the Norwegian tax authorities resulting in discontinued legal proceedings in the Oslo District Court.  The terms of the settlement agreement include the Company making a cash payment to the tax authorities for settlement of revised reassessments agreed between the parties.  Following settlement of the uncertainties arising from these matters, there will be  a decrease in the unrecognized tax benefits, including interest and penalties of approximately $140 million - $150 million of which approximately $80 million -$100 million will have a favorable impact on our second quarter 2014 effective tax rate.

Note 6 – Earnings per share

The computation of basic earnings per share ("EPS") is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In US$ millions)	Three Months Ended March 31,
	2014	2013
Net income attributable to the parent	3,068	409
Effect of dilution	5	9
Diluted net income attributable to the parent	3,073	418

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In US$ millions)	Three Months Ended March 31,
	2014	2013
Basic earnings per share:
Weighted average number of common shares outstanding	469	469
Diluted earnings per share:
Weighted average number of common shares outstanding	469	469
Effect of dilutive share options	1	1
Effect of dilutive convertible bonds	23	19
Weighted average number of common shares outstanding adjusted for the effects of dilution	493	489

Note 7 – Marketable securities

The historic cost of marketable securities is marked to market, with changes in fair value recognized in "other comprehensive income" ("OCI").

Marketable securities held by us include  an investment of 12.02% of SapuraKencana Petroleum Bhd ("SapuraKencana") and the investment in common units in Seadrill Partners.

Marketable securities and changes in their carrying value are as follows:

(In US$ millions)	Petromena	SapuraKencana	Seadrill Partner's Common units	Total
Net book value at December 31, 2012	4	329	—	333
Market value of shares acquired on disposal of tender rig division	—	416	—	416
Fair market value adjustments recognized in the statement of other comprehensive income for the year ended December 31, 2013	—	333	—	333
Net book value at December 31, 2013	4	1,078	—	1,082
Marketable securities short-term	4	412	—	416
Marketable securities long-term	—	666	—	666

Net book value at December 31, 2013	4	1,078	—	1,082
Realization of marketable securities	(4)	—		(4)
Recognition of investment in Seadrill Partners - Common units	—	—	671	671
Issuance of 1,633,987 common units to SDRL on March 17, 2014	—	—	50	50
Fair market value adjustments recognized in the statement of other comprehensive income for the period ended March 31, 2014	—	(85)	(28)	(113)
Net book value at March 31, 2014	—	993	693	1,686
Marketable securities short-term	—	379	693	1,072
Marketable securities long-term	—	614	—	614

Petromena
We received the final payment related to our investment in the 81.1% of the partially redeemed Petromena NOK 2,000 million bond ("Petromena") of $10 million. The residual $6 million after the investment was reduced has been recorded as a gain in "other financial items" in the consolidated statement of operations.

Seadrill Partners Common Units
Our holding of the voting common units of Seadrill Partners are accounted for as marketable securities on the basis that during the subordination period the common units have preferential dividend and liquidation rights, and therefore do not represent a 'in-substance common stock' interest as defined by US GAAP. These securities were recognized on January 02, 2014 at the quoted market price and are re-measured at fair value each reporting period. For more details on the deconsolidation of Seadrill Partners see Note 4.

Note 8 – Investment in associated companies

The Company has the following investments that are recorded using the equity method and cost method for the periods presented in these financial statements:
(In US$ millions)	March 31, 2014	December 31, 2013
Archer	6	8
Seabras Sapura Participacoes	13	12
Seabras Sapura Holdco	110	109
Itaunas Drilling	3	3
Camburi Drilling	4	4
Sahy Drilling	4	4
Seadrill Operating LP*	1,251	—
Seadrill Capricorn Holdings LLC*	896	—
Seadrill Mobile Units Limited*	310	—
Seadrill Deepwater Drillship Limited*	23	—
Seadrill Partners - Subordinated Units*	422	—
Seadrill Partners - Seadrill Member Interest and IDRs*	244	—
Total	3,286	140

* As of the deconsolidation date of Seadrill Partners on January 2, 2014, we have reflected the direct ownership in Seadrill Operating LP, Seadrill Capricorn Holdings and Seadrill Deepwater Drillship Ltd, the indirect interest in Seadrill Mobile Units Ltd, the subordinated units, and the Seadrill Member Interest and Incentive Distribution Rights (IDRs) as associated companies at estimated fair value.

The Seadrill Partners - Seadrill Member Interest and IDR's are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The investments are held at cost and not subsequently re-measured. For more details on the deconsolidation of Seadrill Partners see Note 4.

Note 9 - Disposal of subsidiary

On March 21, 2014, we completed the sale of the entities that own and operate the West Auriga (the "Auriga business"), to Seadrill Capricorn Holdings LLC, a consolidated subsidiary of Seadrill Partners LLC and 49% owned by the Company.  The entities continue to be related parties subsequent to the sale.

The agreed purchase price consisted of an enterprise value of $1.24 billion, less debt assumed of $443 million.  The total consideration of $797 million comprised cash of $697 million, and a discount note receivable of $100 million.  The purchase price was subsequently adjusted by a working capital adjustment of $331 million.  The total recognized gain on sale of the Auriga business was $440 million, which has been presented in our consolidated statement of operations, under "gain on disposals". included within operating income.

(In US$ millions)
Enterprise value	1,240
Less: Debt assumed	(443)
Purchase price	797

Less: Working capital adjustment	(331)
Adjusted purchase price	466

Cash	697
Discount note issued	100
Less: Working capital payable	(331)
Fair value of purchase consideration	466

Less: net carrying value of assets and liabilities	7
Less: allocated goodwill to subsidiaries	(33)
Gain on sale	440

Under the terms of various agreements between Seadrill and Seadrill Partners LLC, entered into in connection with the Initial Public Offering of Seadrill Partners LLC, Seadrill will continue provide management, technical and administrative services to Seadrill Partners and its subsidiaries.  See further discussion in Note 18 for these services and agreements.

Note 10 – Newbuildings

(In US$ millions)	March 31, 2014	December 31, 2013
Opening balance	3,419	1,882
Additions	722	5,025
Re-classified as Drilling Units	(224)	(3,335)
Disposal of tender rigs	—	(153)
Closing balance	3,917	3,419

Note 11 – Drilling units
(In US$ millions)	March 31, 2014	December 31, 2013
Cost	20,501	20,979
Accumulated depreciation	(3,158)	(2,986)
Deconsolidation of Seadrill Partners	(3,444)	—
Disposals	(736)	(800)
Net book value	13,163	17,193

Depreciation expense was US$172 million and US$159 million for the three months ended March 31, 2014 and 2013, respectively.

As of the deconsolidation date of Seadrill Partners on January 2, 2014, we have deconsolidated the entities that own and operate the following drilling units; West Sirius, West Aquarius, West Capella, West Capricorn, West Leo, T-15, T-16 and West Vencedor. For more details on the deconsolidation of Seadrill Partners see Note 4.

On March 21, 2014 we completed the sale of the entities that own and operate the West Auriga to Seadrill Partners. For more details on the sale of West Auriga see Note 9.

Note 12 – Goodwill

The goodwill balance and changes in the carrying amount of goodwill are as follows:

(In US$ millions)	March 31, 2014	December 31, 2013
Net book value at beginning of period	1,200	1,320
Disposal of tender rig business	—	(120)
Deconsolidation of Seadrill Partners	(240)	—
Disposal of subsidiary	(33)	—
Net book value at end of period	927	1,200

For more details on the deconsolidation of Seadrill Partners see Note 4 and for details on the disposal of subsidiary see Note 9.

Note 13 – Long-term interest bearing debt and interest expenses
(In US$ millions)	March 31, 2014	December 31, 2013
Credit facilities:
$1,500 facility	—	706
$1,200 facility	700	733
$700 facility	123	490
$1,121 facility	35	72
$2,000 facility (North Atlantic Drilling)	1,342	1,503
$400 facility	310	320
$550 facility	426	440
$440 facility	293	293
$450 facility	450	450
$1,450 facility	916	1,390
$360 facility (Asia Offshore Drilling)	336	345
$300 facility	228	234
$1,750 facility (Sevan Drilling)	1,330	1,400
$150 facility	150	150
$450 facility	437	450
Total credit facilities	7,076	8,976

Ship Finance International Loans:
$420 facility	378	387
$375 facility	304	362
$390 facility	363	383
$475 facility	435	—
Total Ship Finance International Loans	1,480	1,132

Unsecured bonds and convertible bonds:
Unsecured bonds	3,059	2,584
Convertible bonds	581	577
Total unsecured bonds and convertible bonds	3,640	3,161

Other credit facilities with corresponding restricted cash deposits:	194	197
Total debt	12,390	13,466
Less: current portion	(1,662)	(1,566)
Long-term portion	10,728	11,900

The outstanding debt as of March 31, 2014 is repayable as follows:

(In US$ millions)	As at March 31,
Twelve months ended March 31, 2015	1,662
Twelve months ended March 31, 2016	1,777
Twelve months ended March 31, 2017	1,545
Twelve months ended March 31, 2018	3,749
Twelve months ended March 31, 2019	2,194
Twelve months ended March 31, 2020 and thereafter	1,532
Effect of amortization of convertible bond	(69)
Total debt	12,390

Credit Facilities

$1,500 facility
On February 21, 2014 our deconsolidated subsidiary Seadrill Partners entered into an independently financed term loan and the proceeds received from Seadrill Partners new term loan were used to repay the third party lenders of this facility.  In conjunction with the settlement of this facility the back to back related party financing agreement with Seadrill Partners was also settled.  See Note 18 for further details on related party transactions.

$1,450 facility
On March 21, 2014 we completed the sale of the entities that own and operate the West Auriga to Seadrill Partners of which one of the entities sold, was a borrower and a guarantor under this facility.  The other borrowers who are also guarantors under this facility remain with the Company.  Each borrower and guarantor is jointly and severally liable for its own debt and obligations under the agreement and the debt and obligations of other borrowers and guarantors who are also party to this facility.  These obligations are continuing and extend to the ultimate balance of all amounts payable by any obligor under the agreement.  The total amount owed under this facility is $1,359 million including the portion related to the West Auriga.  The Company has not recognized any amounts related to the entity that owns West Auriga subsequent to the sale.  Additionally the Company has provided an indemnity to subsidiaries of Seadrill Partners for any payments or obligations related to this facility for any losses not related to the West Auriga. For more details on the sale of West Auriga see Note 9.

Unsecured bonds

US$600 million senior unsecured bond

On January 28, 2014, our subsidiary North Atlantic Drilling issued a US$600 million senior unsecured bond issue. The bond matures in January 2019 and bears interest of 6.25% per annum. In conjunction with the issue and subsequently in the open market we have bought 27.5% of the bond, which amounts to US$165 million as of March 31, 2014.

SEK1,500 million senior unsecured bond

On March 6, 2014, we issued a SEK1,500 million senior unsecured bond issue. The bond matures in March 2019 and bears interest of STIBOR plus 3.25%. The bond was subsequently swapped to US$ with a fixed rate of 5.2% per annum until maturity.

Covenants on new unsecured bonds

In conjunction with the issuance of the above bonds, were are subject to certain financial and restrictive covenants contained in our indentures which restrict, among other things, our ability to pay dividends, incur indebtedness, incur liens, and make certain investments. These indentures contain other customary terms, including certain events of default, upon the occurrence of which, the bonds may be declared immediately due and payable.  In addition to the above, our bond indentures generally also contain restrictions which are customary for unsecured financings in this industry for similar unrated bonds, including limitations on indebtedness, payments, transactions with affiliates and restrictions on consolidation, merger and sale of assets.

Our SEK1,500 million senior unsecured bond, our main covenant is to maintain a total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book value and market values of drilling units.

Note 14 – Common shares

	March 31, 2014		December 31, 2013
All shares are common shares of $2.00 par value each	Shares	$ million	Shares	$ million
Authorized share capital	800,000,000	1,600	800,000,000	1,600

Issued and fully paid share capital	469,250,933	939	469,250,933	939
Treasury shares held by Company	(135,190)	(1)	(272,441)	(1)
Outstanding common shares in issue	469,115,743	938	468,978,492	938

Note 15 – Accumulated other comprehensive income

Accumulated other comprehensive income as at March 31, 2014 and December 31, 2013 was as follows:

(In US$ millions)	March 31, 2014	December 31, 2013
Unrealized gain on marketable securities	427	539
Unrealized gain on foreign exchange	46	73
Actuarial loss relating to pension	(44)	(35)
Unrealized loss on interest rate swaps in VIEs	—	(49)
Accumulated other comprehensive income	429	528

With the exception of actuarial loss relating to pension, income taxes associated with each component of other comprehensive income is $0.  The income tax benefit on actuarial loss relating to pension is US$15.3 million as of March 31, 2014 and US$15.3 million as of December 31, 2013.

Note 16 – Risk management and financial instruments

The majority of gross earnings from the Company's drilling units are receivable in U.S. dollars and the majority of the Company's other transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. However, the Company has operations and assets in a number of countries worldwide and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the U.S. dollar. The Company is also exposed to changes in interest rates on floating interest rate debt, and to the impact of changes in currency exchange rates on NOK denominated debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of the Company's cash flows.

Interest rate risk management

The Company's exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company's objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally used to repay revolving credit facilities, which yield higher returns than are available on fixed or overnight deposits with banks. Amounts available on revolving credit facilities can be drawn down with short term notice, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure.

Interest rate swap agreements not qualified as hedge accounting

At March 31, 2014 the Company had interest rate swap agreements with an outstanding principal of US$9,420 million (December 31, 2013: US$9,776 million).  These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "Loss on derivative financial instruments". The total fair value of the interest rate swaps outstanding at March 31, 2014 amounted to a gross liability of US$218 million and a net liability of US$94 million due to master netting agreements with our counterparties (December 31, 2013: a gross liability of  $244 million and net liability of US$89 million). The fair value of the interest rate swaps are classified as other current liabilities in the balance sheet.

Cross currency interest rate swaps not qualified as hedge accounting

At March 31, 2014 the Company had outstanding cross currency interest rate swaps with a principal amount of US$554 million (December 31, 2013: US$786 million) with maturity dates between March 2018 and March 2019 at fixed rates ranging from 4.33% to 6.18%. These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under " Loss on derivative financial instruments". The total fair value of cross currency interest swaps outstanding at March 31, 2014 amounted to a gross and net liability of US$32 million (December 31, 2013:  gross and net liability of US$46 million). The fair value of the cross currency interest swaps are classified as other current liabilities in the balance sheet.

Interest rate hedge accounting

The Ship Finance subsidiaries consolidated by the Company as a VIEs (refer to Note 17) have entered into interest rate swaps in order to mitigate its exposure to variability in cash flows for future interest payments on the loans taken out to finance the acquisition the West Linus.  These interest rate swaps qualify for hedge accounting and any changes in its fair value are included in "Other Comprehensive Income". Below is a summary of the notional amount, fixed interest rate payable and duration of the outstanding principal as of March 31, 2014.

Variable interest entity	Outstanding principal as at	Receive rate	Pay rate	Length of contract
	March 31, 2014
	(In US$ millions)
SFL Linus Limited (West Linus)	4	1 month LIBOR	2.01%	Mar 2014 - Oct 2018
SFL Linus Limited (West Linus)	4	2 month LIBOR	2.01%	Mar 2014 - Nov 2018
SFL Linus Limited (West Linus)	238	3 month LIBOR	1.77%	Dec 2013 - Dec 2018

In the three month period ended March 31, 2014, the VIE Ship Finance subsidiaries recorded nil fair value  gains and losses  (three month period ended March 31, 2013: gains of $2 million) on interest rate swaps. These losses were recorded by the VIEs in "Other comprehensive income" but due to their ownership by Ship Finance the losses are allocated to "Non-controlling interest" in our Consolidated Statement of Changes in Equity.

Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIEs, and therefore the Company, did not recognize any gain or loss due to hedge ineffectiveness in the consolidated financial statements during the three month periods ended March 31, 2014  (three month period ended March 31, 2013: nil).

Foreign exchange risk management

The Company and the majority of its subsidiaries use the U.S. dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. dollars. Accordingly, the Company's reporting currency is also U.S. dollars. We do, however, earn revenue and incur expenses in other currencies and there is thus a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Foreign currency forwards not qualified as hedge accounting

The Company uses foreign currency forward contracts and other derivatives to manage exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under current receivables if the contracts have a net positive fair value, and under other current liabilities if the contracts have a net negative fair value. At March 31, 2014, the Company had forward contracts to sell approximately US$230 million between April 2014 and August 2014 at exchange rates ranging from NOK5.97 to NOK6.24 per US dollar.  The total fair value of NOK currency forward contracts as at March 31, 2014 amounted to a asset of US$7 million (December 31, 2013: liability of US$3 million), and  are classified as other current assets in the balance sheet.

During the quarter, the Company also entered into British Pounds Sterling (GBP) swap contracts to sell approximately GBP40 million (US$66 million) between May 2014 and August 2014 at an average exchange rates ranging from GBP1.63 to GBP1.66 per US dollar. The total fair value of GBP currency swaps outstanding at March 31, 2014 amounted to a asset of US$1 million (December 31, 2013: $1 million), and are classified as other current assets in the balance sheet.

Total Return Swap Agreements

As at March 31, 2014 the Company had TRS agreements for 4,500,000 Seadrill Limited shares at an average strike price of  NOK 217.22. The fair value of the TRS agreements at March 31, 2014 was an liability of US$2 million (December 31, 2013: liability of US$2 million). The fair values of the TRS agreements are classified as other current liabilities in the balance sheet as at March 31, 2014, and classified as current liabilities as at December 31, 2013.

Sevan share repurchase agreements

The Company have entered into agreements in which the Company sold its shares in Sevan Drilling to commercial banks and then entered into a share purchase agreement to repurchase the same amount of shares at a later date which is generally within three months from the date of entering into the sale agreement. As of March 31, 2014 the company has agreements for 216,065,464 Sevan Drilling shares to be repurchased on May 6, 2014 at a strike price of NOK4.0716 and 81,828,500 Sevan Drilling shares to be repurchased on May 6, 2014 at a strike price of NOK4.1022. These share repurchase agreements have been accounted for as secured borrowings and therefore the Company have recognized the liabilities associated with these repurchases in other current liabilities in the amount of US$203 million as of March 31, 2014.

Other derivative agreements

On September 18, 2013, the Company entered into two derivative contract arrangements with a bank to finance a portion of our equity  investment in SapuraKencana in which the Company received $250 million upfront as prepayment for one of the agreements.  The agreements have a settlement date three years from the inception date and include an interest equivalent component which is based on the prepaid amount received and LIBOR plus 1.9% per annum. As part of these agreements, a number of shares in SapuraKencana were pledged as security, the value of which as at March 31, 2014 amounted to $614 million (December 31, 2013: US$666 million), and is presented as a long term marketable security on the balance sheet (refer to Note 7 ).  The unrealized gains and losses resulting from measuring the fair value of these contracts at March 31, 2014 are a gross asset of $58 million, and a gross liability of $58 million which have been offset in the balance sheet and income statement as these agreements meet the criteria for offsetting. The $250 million received as a prepayment to Seadrill is included in other long-term liabilities.

Credit risk

The Company has financial assets, including cash and cash equivalents, marketable securities, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company's policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to counterparty by offsetting them against amounts that the counterparty owes to the Company.

Fair values of financial instruments

The carrying value and estimated fair value of the Company's financial instruments at March 31, 2014 and December 31, 2013 were as follows:

	March 31, 2014		December 31, 2013
(In US$ millions)	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents	912	912	744	744
Restricted cash	352	352	318	318
Current portion of long-term debt	1,662	1,662	1,566	1,566
Long-term portion of floating rate debt	6,935	6,935	8,793	8,793
Long term portion of fixed rate CIRR loans	146	146	150	150
Fixed interest convertible bonds	904	577	704	577
Fixed interest bonds	2,358	1,842	1,837	1,842
Floating interest bonds	787	742	745	742

The carrying value of cash and cash equivalents and restricted cash, which are liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset regularly, usually every one to six months. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the long-term portion of the fixed rate CIRR loans is equal to the carrying value, as they are matched with equal balances of restricted cash. We have categorized this at level 2 on the fair value measurement hierarchy.

The convertible bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on March 31, 2014 and December 31, 2013. We have categorized this at level 1 on the fair value measurement hierarchy.

The fixed interest rate bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on March 31, 2014 and December 31, 2013. We have categorized this at level 1 on the fair value measurement hierarchy.

The floating interest bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on March 31, 2014 and December 31, 2013. We have categorized this at level 1 on the fair value measurement hierarchy.

Financial instruments that are measured at fair value on a recurring basis:
		Fair value measurements at reporting date using
	Total Fair value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	March 31, 2014	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	1,686	1,686	—	—
Interest rate swap contracts – short term receivable	6	—	6	—
Foreign exchange forwards – short term receivable	8	—	8	—
Other derivative instruments – short term receivable	—	—	—	—
Total assets	1,700	1,686	14	—

Liabilities:
Interest rate swap contracts – short term payable	100	—	100	—
Interest rate swap contracts – long term payable	2	—	2	—
Cross currency swap contracts – short term payable	32	—	32	—
Foreign exchange forwards – short term payable	—	—	—	—
Other derivative instruments – short term payable	8	—	8	—
Total liabilities	142	—	142	—

		Fair value measurements at reporting date using
	Total Fair value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	December 31, 2013	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	1,082	1,078	—	4
Interest rate swap contracts – short term receivable	5	—	5	—
Foreign exchange forwards – short term receivable	2	—	2	—
Other derivative instruments – short term receivable	2	—	2	—
Total assets	1,091	1,078	9	4

Liabilities:
Interest rate swap contracts – short term payable	94	—	94	—
Interest rate swap contracts – long term payable	2	—	2	—
Cross currency swap contracts – short term payable	46	—	46	—
Foreign exchange forwards – short term payable	3	—	3	—
Other derivative instruments – short term payable	2	—	2	—
Total liabilities	147	—	147	—

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

The fair values of interest rate swaps and forward exchange contracts are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR, NIBOR and STIBOR interest rates as of March 31, 2014.

The fair value of other derivative instruments is calculated using the closing prices of the underlying securities, dividends paid since inception and the interest charged by the counterparty.

Note 17 – Variable Interest Entities (VIEs)

As of March 31, 2014, the Company leased a drillship, two semi-submersible rigs, and a newbuild jack-up from VIEs under finance leases. Each of the units had been sold by the Company to single purpose subsidiaries of Ship Finance Ltd and simultaneously leased back by the Company on bareboat charter contracts for a term of 15 years. The Company has several options to repurchase the units during the charter periods, and obligations to purchase the assets at the end of the 15 year lease period.

The following table gives a summary of the sale and leaseback arrangements, as of March 31, 2014:

Unit	Effective from	Sale value (In US$ millions)	First repurchase option (In US$ millions)	Month of first repurchase option	Last repurchase option * (In US$ millions)	Month of last repurchase Option *
West Polaris	Jul 2008	850	548	Sep 2012	178	Jun 2023
West Taurus	Nov 2008	850	418	Feb 2015	149	Nov 2023
West Hercules	Oct 2008	850	580	Aug 2011	135	Aug 2023
West Linus	Jul 2013	600	370	June 2018	170	June 2028

* For the unit West Polaris, Ship Finance has a put option exercisable at the end of the lease terms by which the vessel may be sold to the Company for a fixed price of US$75 million. For West Taurus and West Hercules repurchase options at the end of the lease terms have been agreed, at US$149 million and US$135 million, respectively. For West Linus the put option is US$100 million.

The Company has determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company's consolidated financial statements. The Company did not record any gains from the sale of the units, as they continued to be reported as assets at their original cost in the Company's balance sheet at the time of each transaction. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company's consolidated accounts. At March 31, 2014 and at December 31, 2013 the units are reported under drilling units in the Company's balance sheet with the exception of West Linus that is reported as a newbuilding.

The bareboat charter rates are set on the basis of a Base LIBOR Interest Rate for each bareboat charter contract, and thereafter are adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for each contract. A summary of the bareboat charter rates per day for each unit is given below. The amounts shown are based on the Base LIBOR Interest Rate, and reflect average rates for the year.

	Base LIBOR			(In US$ thousands)
Unit	interest rate	2014		2015	2016	2017	2018
West Polaris	2.85%	176.5		175.0	170.0	170.0	164.4
West Taurus	4.25%	339.5	*	186.0	165.0	158.4	157.5
West Hercules	4.25%	239.3		180.0	178.5	170.0	165.8
West Linus	1.00%	85.0	**	222.0	222.0	222.0	222.0

* For a period the interest rates for West Taurus have been fixed at 2.17% and the bareboat charter rate for West Taurus is fixed regardless of movements in LIBOR interest rates. The fixed charter rate is reflected in the above table.

** For West Linus, the charter rate is US$85,000 per day from the date of delivery from the shipyard up until the date of commencement of the Drilling Contract.

The assets and liabilities in the accounts of the VIEs as at March 31, 2014 and as at December 31, 2013 are as follows:

	March 31, 2014				December 31, 2013
(In US$ millions)	SFL West Polaris Limited	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited	SFL West Polaris Limited	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited
Name of unit	West Polaris	West Taurus	West Hercules	West Linus	West Polaris	West Taurus	West Hercules	West Linus
Investment in finance lease	480	494	464	600	488	515	477	195
Amount due from related parties *	43	32	—	—	45	30	25	—
Other assets	6	13	10	4	5	13	10	—
Total assets	529	539	474	604	538	558	512	195
Short-term interest bearing debt	36	80	28	40	36	80	28	—
Long-term interest bearing debt	342	283	276	395	351	303	333	—
Other liabilities	2	5	2	5	2	6	2	2
Short-term debt due to related parties *	—	—	17	41	—	—	—	—
Long-term debt due to related parties *	145	145	145	125	145	145	145	195
Total liabilities	525	513	468	606	534	534	508	197
Equity	4	26	6	(2)	4	24	4	(2)

Book value of units in the Company's consolidated accounts	575	455	610	561	577	458	617	162
* In the VIEs separate financial statements the related party balances are presented on a net basis.

Note 18 – Related party transactions

Seadrill Partners

As of January 2, 2014, the date of deconsolidation, Seadrill Partners is considered to be a related party and not a controlled subsidiary of the Company.  The following is a summary of the related party agreements with Seadrill Partners:

(a) Management and administrative service agreements – In connection with the IPO, subsidiaries of Seadrill Partners, entered into a management and administrative services agreement with Seadrill Management, a wholly owned subsidiary of the Company, pursuant to which Seadrill Management provides the Seadrill Partners certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee equal to 5% of Seadrill Management's costs and expenses incurred in connection with providing these services. The agreement has an initial term for 5 years and can be terminated by provided 90 days written notice.

(b) Technical and administrative service agreement – In connection with the IPO, subsidiaries of Seadrill Partners entered into certain advisory, technical and/or administrative services agreements with subsidiaries of the Company. The services provided by the Company's subsidiaries are charged at cost plus service fee equal to approximately 5% of  costs and expenses incurred in connection with providing these services.

Income recognized under the above agreements (a) & (b) for the period ended March 31, 2014 were $12 million.

(c) Rig Financing Agreements –  In September 2012 prior to the IPO of Seadrill Partners, each of Seadrill Partners controlled subsidiaries that owns the West Capricorn, the West Vencedor, the West Aquarius, and the West Capella, or the rig owning subsidiaries, entered into intercompany loan agreements with the Company in the amount of approximately $523 million, $115 million, $305 million and $295 million respectively, corresponding to the aggregate principal amount outstanding under the facilities allocable to the West Capricorn, the West Vencedor, the West Aquarius, and the West Capella respectively. During 2013, the rig owning companies of the T-15, T-16, West Leo and West Sirius entered into intercompany loan agreements with Company in the amount of approximately $101 million, $93 million, $486 million and $220 million respectively, corresponding to the aggregate principal amount outstanding under the facilities allocable to the T-15, T-16, West Leo and West Sirius respectively. The Company refers to these arrangements collectively as "Rig Financing Agreements".  Pursuant to these intercompany loan agreements, each rig owning subsidiary can make payments of principal and interest to Seadrill or directly to the third party lenders under each facility, corresponding to payments of principal and interest due under each Rig Financing Agreement that are allocable to each rig.  In February 2014, subsidiaries of Seadrill Partners entered into a new term loan in which the proceeds were used to repay the amounts owed to the Company related to the drilling units West Capella, West Aquarius, West Sirius and West Leo.

Total amounts owed under the Rig Financing Agreements as of March 31, 2014, relating to the West Capricorn, West Vencedor, T-15 and T-16, totaled $691 million.  The Rig Financing Agreements related to the West Aquarius, West Capella, West Leo and West Sirius, were repaid in February 2014, in conjunction with Seadrill Partners obtaining independent third party financing.  The total outstanding principal repaid was $1.1 billion.

Interest income for the period ending March 31, 2014 for these arrangements was $11 million.

(d) Revolving credit facility – In October 2012 the Seadrill Partners entered into a $300 million revolving credit facility with the Company. The facility is for a term of five years and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance.  In February 2014 the facility was reduced to a maximum of $100 million.  The outstanding balance as at March 31, 2014 was nil.

(e) $109.5 million Vendor financing loan - In May, 2013, the Seadrill Partners borrowed from the Company $109.5 million as vendor financing to fund the acquisition of the T-15. The loan bears interest at a rate of LIBOR plus a margin of 5.00% and matures in May 2016. The outstanding balance as at March 31, 2014 was $109.5 million.

(f) $229.9 million discount note - On December 13, 2013, as part of the acquisition of the West Sirius, a subsidiary of Seadrill Partners issued a zero coupon discount note to the Company for $229.9 million. The note was repayable in June 2015 and upon maturity, the Company was due to receive $238.5 million. In February 2014, Seadrill Partners repaid this note in full.

(g) $70 million discount note - In December 2013, as part of the acquisition of the West Sirius, Seadrill Partners issued a zero coupon discount note to the Company for $70 million. The note was repayable in June 2015 and upon maturity, the Company was due to receive $73 million. In February 2014, Seadrill Partners repaid this note in full.

(h) $100 million discount note - In March 2014, as part of the acquisition of the West Auriga, Seadrill Partners issued a zero coupon discount note to the Company for $100.0 million. The note is repayable in September 2015 and upon maturity, the Company will receive $104 million.  Refer to Note 9.

(i) Other revenues and expenses - Other revenues and expenses include operating revenues and costs earned and incurred for certain drilling units on behalf of subsidiaries of Seadrill Partners, insurance premiums and bareboat charter arrangements.  Other revenues and expenses earned and incurred for the period ending March 31, 2014 were $26 million and $34 million respectively. Derivatives and other interest expenses charged to Seadrill Partners totaled  $24 million for the period ending March 31, 2014.

(j) Receivables and Payables – Receivables and payables with Seadrill Partners and its subsidiaries are comprised of management fees, advisory and administrative services, and other items including accrued interest. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of Seadrill Partners or its subsidiaries and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill Partners and its subsidiaries are unsecured, bear an interest at a rate equal to LIBOR plus approximately 4% per annum, and are intended to be settled in the ordinary course of business.

Receivables (payables) with Seadrill Partners and its subsidiaries as of March 31, 2014 consisted of the following:

(In US$ millions)	March 31, 2014
Rig financing agreements	691
$109.5 million Vendor financing loan	110
$100 million discount note	100
Other receivables	615
Other payables	(511)

Ship Finance International

We have entered into a number of sale and leaseback contracts for several drilling units with Ship Finance, a company in which our principal shareholders Hemen Holding Ltd and Farahead Investments Inc (hereafter jointly referred to as "Hemen") and companies associated with Hemen have a significant interest. The shares of Hemen are held by trusts established by the Company's President and Chairman Mr. John Fredriksen for the benefit of his immediate family. We have determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are consolidated in our financial statements, refer to Note 17 Variable Interest Entities (VIEs). The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our consolidated financial statements.

In the three month periods ended March 31, 2014 and 2013, we incurred the following lease costs on units leased back from Ship Finance subsidiaries:

(In US$ millions)	Three Months Ended March 31,
	2014	2013
West Polaris	14	18
West Hercules	19	19
West Taurus	27	28
West Linus	4	—
Total	64	65

These lease costs are eliminated on consolidation.

Metrogas

On December 10, 2013, the US$1,121 million facility with Lloyds Bank TSB as agent was transferred to DNB Bank ASA as new agent and to Metrogas Holdings Inc, a related party, as new lender. There have been no other  changes to the facility.  As Metrogas is a related party of the Company, the proportion of the facility related to Metrogas has accordingly been reclassified as debt due to related parties on the balance sheet. The outstanding balance as of March 31, 2014 was US$391 million.

Archer

On February 8, 2013, in conjunction with the private placement of Archer Seadrill provided a guarantee to Archer on its payment obligations on a certain financing arrangements. The maximum liability to Seadrill is limited to US$100 million with a guarantee fee of 1.25%.

On July 31, 2013, we provided Archer with an additional guarantee of US$100 million, which was provided as part of Archer's divestiture of a division, to support Archer's existing bank facilities. The guarantee fee is 1.25% per annum.

On December 31, 2013, we provided Archer Topaz Limited, a wholly owned subsidiary of Archer, with a guarantee of a maximum of  €56 million, to support Archer's credit facilities. The guarantee fee is 1.25% per annum.

The guarantee fees are being amortized and are included in Other financial items in our Statement of Operations.

Frontline

Frontline provides certain management support and administrative services for the Company, and charged the Company fees of US$0.9 million and US$0.3 million for the three months ended March 31, 2014 and 2013 respectively. These amounts are included in "General and administrative expenses".

Note 19 – Commitments and contingencies

Purchase Commitments

At March 31, 2014, we had twenty-three contractual commitments under newbuilding contracts. The contracts are for the construction of four semi-submersible rigs, eight drillships and, eleven jack-up rigs. The units are scheduled to be delivered in  2014, 2015, and 2016. As of March 31, 2014 we have paid $2,793 million related to these rigs, including payments to the construction yards and other payments, and are committed to make further payments amounting to US$7,079 million. These amounts include contract variation orders, spares, accrued interest expense, construction supervision and operation preparation.

The maturity schedule for the remaining payments is as follows:

(In US$ millions)	As of March 31, 2014
2014	2,832
2015	3,635
2016	612
Total	7,079

Legal Proceedings

From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities.  We believe that the resolution of such claims will not have a material impact individually or in the aggregate on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our financial statements as of March 31, 2014.

Note 20 – Subsequent Events

Sale of partial investment in Sapura Kencana
On April 9, 2014, we sold 230 million shares of SapuraKencana raising approximately $300 million in proceeds.  Following the completion of this transaction the Company will continue to own approximately 490 million shares, representing an approximate 8% ownership stake in SapuraKencana.

Uncertain tax positions
Certain of the Company's Norwegian subsidiaries have been party to an ongoing dispute to a tax reassessment issued in October 2011 by the Norwegian tax authorities in regards to the transfer of certain legal entities to a different tax jurisdiction and the principles for conversion of functional currency.  In April 2014 these subsidiaries entered into a settlement agreement with the Norwegian tax authorities resulting in discontinued legal proceedings in the Oslo District Court.  The terms of the settlement agreement include the Company making a cash payment to the tax authorities for settlement of revised reassessments agreed between the parties.  Following settlement of the uncertainties arising from these matters, there will be  a decrease in the unrecognized tax benefits, including interest and penalties of approximately $140 million - $150 million of which approximately $80 million -$100 million will have a favorable impact on our second quarter 2014 effective tax rate.